SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes                  No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 12, 2007               By:  /s/ Victor DiTommaso___________________

                                                                Victor DiTommaso, Vice President Finance

Intertape Polymer Group Inc. Announces New Chief Financial Officer

Montréal, Québec and Bradenton, Florida – November 12, 2007 – Intertape Polymer Group Inc. (TSX: ITP; NYSE: ITP) (“Intertape” or the “Company”) announces that the Company’s Board of Directors has named Victor DiTommaso Chief Financial Officer.  Mr. DiTommaso has most recently served as Intertape’s Vice President Finance and Treasurer. He assumed the responsibilities of the CFO following the June 30, 2007 retirement of Andrew M. Archibald, C.A.  The appointment is effective immediately.

Mr. DiTommaso is a Certified Public Accountant and is a graduate of the University of Notre Dame, where he obtained his Bachelor of Business Administration (BBA) in Accountancy.  He joined Intertape in 2003 as Vice President Finance.   Prior to this, Mr. DiTommaso served in a number of executive capacities, including  CFO for a large US apparel company and CFO for a New York Stock Exchange-listed business forms manufacturing  company.  He also has 15 years experience in public accounting.

"Vic is the natural choice as Intertape’s CFO.  His dedication and knowledge of financial matters have been key factors in helping to guide this Company over the past few years.  We are delighted to have him as a member of our Senior Management team,” commented Eric E. Baker, Chairman of the Board.

About Intertape Polymer Group

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, its financial condition or its results. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION CONTACT:

Melbourne F. Yull

Executive Director

Intertape Polymer Group Inc.

(866) 202-4713

Rick Leckner

MaisonBrison

(514) 731-0000